Filed by BW LPG Limited Pursuant to Rule 425 Under The Securities Act of 1933 Subject Company: Dorian LPG Ltd Commission File Number: 001-36437

BW LPG Sends Letter to Dorian Board of Directors,

Reiterating Commitment to Proposed Combination with Dorian

Highlights Strong Support for the Proposed Transaction

Expressed by Many Shareholders of Both Dorian and BW LPG

Urges Dorian to Engage with BW LPG to Realize Value Maximizing Opportunity

OSLO – June 26, 2018 – BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code “BWLPG”) today sent an open letter to the Dorian LPG (“Dorian”) (NYSE: LPG) Board of Directors regarding BW LPG’s proposal to combine with Dorian, under which Dorian shareholders would receive 2.05 BW LPG shares for each Dorian share.

Based on BW LPG’s current price of NOK 33.80 (USD $4.17) as of June 25, 2018, BW LPG’s proposal to combine with Dorian represents a value of USD $8.55, a 22.9% premium to Dorian’s unaffected share price of USD $6.96 as of May 25, 2018. On a pro forma basis for the year ended December 31, 2017, Dorian would have contributed 33% of revenue, 38% of EBITDA and 40% of free cash flow while its shareholders would receive a 45% stake in the combined entity.

The overall market response has been positive and reflective of the significant benefits of the proposed combination, including the creation of a leading VLGC player, significant synergies, increased market capitalization, cash flow accretion, liquidity for Dorian shareholders, and a stronger credit profile. The Company has communicated with a significant percentage of Dorian’s shareholder base, and the response of shareholders to the proposed transaction has been overwhelmingly positive. Importantly, several Dorian shareholders have publicly declared their support for the transaction by sending open letters to the Dorian Board of Directors expressing their views that the proposal is in the best interest of Dorian shareholders.

BW LPG Chief Executive Officer, Martin Ackermann, said, “We urge Dorian’s Board of Directors to respond to its shareholders and engage with us. Since announcing the proposal, we have spoken with many BW LPG and Dorian shareholders and are pleased with the positive feedback we have received. It is clear that both companies’ shareholders recognize the compelling benefits of the proposed combination. We were surprised that Dorian’s Board of Directors rejected our proposal without giving us the opportunity to engage in a discussion, and believe a number of the points Dorian’s Board of Directors highlighted suggest a misunderstanding of our business and the proposed combination. We believe that a discussion between Dorian and BW LPG would be appropriate to address any questions Dorian may have about our proposal and we are ready to meet with them.”

The full text of the letter to the Dorian Board of Directors follows:

Dear Dorian Board of Directors,

Since we publicly disclosed our proposal to combine with Dorian, we have engaged with a significant percentage of Dorian’s shareholder base and their response to the proposed transaction has been overwhelmingly positive. For this reason, we are disappointed that all our attempts to engage with management and their advisors have been declined.

We continue to believe that the proposed combination of BW LPG and Dorian is a unique opportunity to maximize value for the shareholders of both companies. Our proposal is on a NAV to NAV basis and provides Dorian shareholders with an attractive and immediate premium which has increased substantially since the time this proposal was disclosed. Dorian shareholders would also benefit from the realization of synergies, and continued participation in the upside of the combination, by owning 45% of a stronger combined company with a market cap in excess of US$1.1 billion.

In addition to value creation for shareholders, the proposed transaction would also benefit the other stakeholders of both companies. BW LPG has the world’s largest fleet of VLGCs with high-quality vessels and an experienced operations team with a track record of optimizing fleet performance. The addition of Dorian’s fleet would create a larger fleet and better geographical coverage, and the combined company would be positioned to serve customers more efficiently with a best-in-class operational platform. In addition, together we would have a significantly strengthened credit profile, greater financial flexibility to invest for the future and an enhanced growth platform compared to either company’s standalone position.

We would like to provide clarifying detail on several key points, as it appears from your June 15th response rejecting our proposal that certain key factors were not fully appreciated:

•	BW LPG has a modern and cost efficient fleet generating high returns and is well-positioned now and post 2020. As we have stated previously, we have great respect for Dorian’s high quality fleet and our proposed valuation on a NAV to NAV basis factors in the value of Dorian’s modern vessels. That said, our owned VLGC fleet is also very modern with an average age of only 6 years (8 years including time charter vessels).
•	Cost efficiency is paramount in a highly competitive industry and BW LPG has one of the lowest cash cost breakeven levels per vessel across the industry. In comparison to Dorian’s latest reported financials, BW LPG is substantially more cost efficient on opex, financing and G&A cost on a per vessel day basis.
•	Return on equity and free cash flow generation are two of the most relevant metrics for investors. BW LPG’s modern fleet is well positioned to outperform on these metrics given our relatively lower cost structure, lower cost of debt, and our higher earnings per dollar of capital deployed. A combination at our proposed exchange ratio would be accretive to Dorian shareholders on cash flow and return on equity.
•	Dorian has 17 vessels and we have 19 vessels that are all capable of being upgraded with LPG dual-fuel propulsion.
•	Both Dorian and BW LPG have two vessels each installed with scrubbers, and other vessels that are scrubber-ready.
•	The majority of BW LPG’s fleet is already fitted with ballast water treatment systems, and our remaining vessels will be fitted over the course of the next few years with minimal balance sheet impact.
•	In general, we believe that the environmental focus of the two companies and the preparedness of our fleets are a very strong match. At BW LPG, we have always had a strong focus on energy management, and have managed to meaningfully reduce fuel consumption and CO2 emissions through multiple energy saving initiatives. BW LPG – following a combination with Dorian or on a stand-alone basis – has the balance sheet strength to support appropriate capital investment to further enhance the efficiency of our fleet.

•	BW LPG has a strong credit profile that will improve cash flow and access to capital markets for the combined entity.
•	The higher credit risk of Dorian is reflective in its higher effective interest cost of 4.7% relative to BW LPG's 3.5% effective interest cost for the 12 months ended March 31, 2018.
•	After the combination, Dorian shareholders will benefit from the enhanced credit profile of the combined company, including enhanced cash flows and liquidity (which includes an undrawn credit line of US$235mm for BW LPG as of March 31, 2018).
•	Our combined stronger balance sheet will provide a longer financial runway in a weak market environment.

•	As a leading LPG shipping company, the proposed dual listing will attract greater investor attention and an expanded shareholder base. The combined company would have a market capitalization in excess of US$1 billion which should attract more investor and research attention. Further, given that there is little existing overlap in the shareholder base, we are confident the dual listing would drive greater overall trading liquidity. We are fully aligned in seeking a listing structure that will provide the greatest value for all shareholders of the combined company.

•	BW LPG’s proposal values Dorian on a NAV basis and provides an immediate premium as well as further upside. Our proposal is based on our assessment of Dorian’s NAV and takes into account the current value of each ship at each of the respective companies. In fact, our proposed exchange ratio of 2.05 BW LPG shares for each Dorian share values Dorian’s VLGCs higher than BW LPG’s on a per vessel basis which accounts for the age of each fleet. Additionally, we have been conservative in assessing our older vessels in our proposal, valuing them at a discount to the levels at which Dorian is currently marketing its similar aged vessels.

•	Our proposed exchange ratio is also significantly higher than the implied average exchange ratio of 1.79x since Dorian’s IPO. We expect the transaction would generate substantial G&A synergies that are conservatively estimated at US$15 million of annual run-rate savings, on top of other commercial, financial and operational synergies. These synergies would drive meaningful value creation for shareholders of the combined company through higher pro forma earnings and cash flows in excess of what the two companies could achieve as standalone entities, and would be NAV accretive for our respective shareholders.

Many shareholders are supportive of our proposal, as you will be aware through the various letters you have received. We are confident that having the opportunity to engage constructively would enable the Dorian Board to create shareholder value. We remain committed to the combination of Dorian and BW LPG and look forward to hearing from you and working together to realize this value-maximizing opportunity.

Sincerely,

Andreas Sohmen-Pao	Martin Ackermann
Chairman of the Board of Directors	Chief Executive Officer

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) and Large Gas Carriers (LGC) with a total carrying capacity of over 4 million cbm. With four decades of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, one of the world's leading shipping groups. BW's fleet of over 180 vessels includes oil tankers, LNG and LPG carriers, floating storage and regasification (FSRU) units, chemical tankers, dry cargo carriers and floating production storage and offloading (FPSO) units.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG’s proposed business combination transaction with Dorian (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.

Investor Contacts:

BW LPG

Elaine Ong, CPA, CA

Chief Financial Officer

BW LPG Limited

Tel: +65 6705 5506

MacKenzie Partners, Inc.
Paul R. Schulman / David Whissel / Bob Marese

Tel: +1 212-929-5364

Media Contacts:

Joele Frank, Wilkinson Brimmer Katcher

Andy Brimmer / Andrew Siegel / Matthew Gross

Tel: +1 212-355-4449